Exhibit 11

PAULA FINANCIAL AND SUBSIDIARIES

Computation of Basic and Diluted Earnings Per Share

(In thousands, except per share data)

	Nine Months Ended September 30,
	2004	2003

Net income	$915	$885

Weighted average shares outstanding for calculating basic earnings per share	6,458,216	6,217,682

Options	287,833	225,698

Total shares for calculating diluted earnings per share	6,746,049	6,443,380

Basic earnings per share	$0.14	$0.14

Diluted earnings per share	$0.14	$0.14